Mail Stop 4561

March 24, 2009

Ms. Anne M. Mulcahy
Chairman of the Board and Chief Executive Officer
Xerox Corporation
P.O. Box 4505, 45 Glover Avenue
Norwalk, CT 06856-4505

>   **Re: Xerox Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Filed February 13, 2009**
>   **Form 8-K Filed March 20, 2009**
>   **File No. 001-04471**

Dear Ms. Mulcahy:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Exhibit 13

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Summary Results

Revenue, page 5

1.   You disclose price declines for your equipment sales in multiple points of your disclosure, such as under this section in which you disclose price declines between 5% ‑ 10%, as the primary cause of a 2% decrease in equipment sales revenue in fiscal 2008. Also, under Segment Revenues and Operating Profit-Production-Revenue, you disclose a 10% decrease in equipment sales revenue in fiscal 2008, as being primarily from price declines in both black-and-white and color production systems, driven in part by weakness in the U.S. You further disclose under Summary Results-Revenue that color equipment sales declined 4% in fiscal 2008, without disclosing if this decline was primarily price or volume-driven. Please advise as to the consideration given to discussing in a consistent manner whether material changes in revenues are the result of changes in price or changes in volume. Where material, the pricing environment for your products should be discussed in more detail, focusing on the underlying reasons for such price declines, such as if caused by a slowdown in technology spending by consumers or distributors in domestic or foreign markets, rapid currency fluctuations, or other factors. See Item 303(a)(3)(iii) of Regulation S-K.

2.   We note that document management services appear to constitute a material portion of your revenues. We also note that these revenues appear to be included across all three segments. Please tell us what consideration you have given to providing a clearer presentation of the contribution of document management services to your Office, Production, and Other segments total revenues, such as in tabular form, as well as separate narrative discussion about such services and any changes period-to-period, if material, in your MD&A. In this regard, we note that "Document Outsourcing," or Xerox Global Services, is highlighted on your website as one of your three main offerings, alongside "Office Products" and "Production Equipment."

3.   We note your disclosure on page 6 of your Business Overview that indicates that the number of equipment installations is a key indicator of post sale revenue trends. We also note that you disclose on page 3 of your MD&A that your critical success factors include equipment installations, page volume growth and higher revenue per page. Please tell us the extent to which you use the number of

equipment installations, page volume growth and revenue per page as key indicators in managing your business and indicate whether you believe that these metrics contribute meaningfully to understanding and evaluating your company. In addition, tell us what consideration you gave to disclosing these metrics in your MD&A. See Section III.B.1 of SEC Release No. 33-8350.

Non-GAAP Financial Measures

Adjusted Effective Tax Rate, page 25

4.   We note your disclosure of non-GAAP adjusted effective tax rate on page 16. However, we also note that you have disclosed "Pre-tax Income, as adjusted," which is also a non-GAAP measure. Please tell us how you considered the disclosures required by Item 10(e)(i)(C) of Regulation S-K with respect to the "Pre-tax Income, as adjusted" measure.

Form 8-K Filed March 20, 2009

5.   Your disclosures indicate that your revenues in January and February have dropped 18 percent and that you have lowered your first quarter 2009 earnings expectations. We also note that there has been a significant decrease in your stock price and market capitalization since December 31, 2008. It appears as though these events may represent a triggering event that may require you to reassess your goodwill for impairment. See paragraph 28 of SFAS 142. Please tell us what consideration you gave to reassessing the recoverability of your goodwill, and if you performed an evaluation, please provide us with a summary of your results. As part of your response, compare the fair value of your reporting units to the company's market capitalization, and if materially different, please provide us with the underlying reasons. Alternatively, if you did not perform an interim impairment test please explain why.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Kevin Dougherty, Staff Attorney, at (202) 551-3271 or Barbara Jacobs, Assistant Director, at (202) 551-3730. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief